SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2


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                                      INDEX





Material Change Report dated January 22, 2003.......................    3-6

Press Release dated January 22, 2001................................    7-8

Signature Page......................................................      9


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                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT


Item 1.  Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Date of Material Change

January 22, 2003

Item 3. Press Release

Press release was issued by Kinross in Toronto on January 22, 2003 with respect to the material change and filed via SEDAR.

Item 4. Summary of Material Change

The lawsuit initiated by the Magadan Administration against Omolon Gold Mining Company ("Omolon") on behalf of a Russian shareholder was dismissed with prejudice on January 13, 2003, and, on January 20, 2003, the lawsuit brought by the largest Russian shareholder, holding 24.96 percent of Omolon (which had also initiated an action to arrest Omolon's assets), was also dismissed with prejudice.

In order to complete the purchase announced in October 2002, of up to 45.2% of Omolon's outstanding shares currently held by its Russian shareholders for the ruble equivalent of U.S.$45.4 million, certain written assurances need to be obtained from the Magadan Administration. The acting Governor apparently is unwilling to sign any documentation relating to these transactions until after the upcoming election. The election is scheduled for February 2, 2003, but it may be some time thereafter before the results are settled and the matter makes it onto the new Governor's agenda. Kinross believes, based on discussions with the Magadan Administration's representatives and the Russian Ministry of Finance's representatives and the dismissals of the cases referred to above, and in light of other factors referred to in item 5 below, that the share purchase transactions will close by the end of the first quarter of 2003. There is no adverse impact on Kinross due to the delay in completing the acquisition of the shares of Omolon.

Item 5. Full Description of Material Change

Kinross conducts business in Russia through its 54.7%-owned Russian subsidiary, Omolon Gold Mining Company. During the first half of 2002, two of Omolon's Russian shareholders and the Magadan Administration, on behalf of a third


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Russian shareholder of Omolon (collectively, these Russian shareholders hold
38.1% of the outstanding shares of Omolon), separately instituted legal proceedings against Omolon asserting that the original issuance of shares was flawed, due to a failure to follow certain registration procedures required under Russian law, and that the original share issuance was therefore null and void. The lawsuit initiated by the Magadan Administration on behalf of a Russian shareholder was dismissed with prejudice on January 13, 2003, and, on January 20, 2003, the lawsuit brought by the largest Russian shareholder, holding 24.96 percent of Omolon (which had also initiated an action to arrest Omolon's assets), was also dismissed with prejudice.

Underlying these disputes were unpaid loans made by the Magadan Administration to these Russian shareholders at the time Omolon was capitalized. In the face of the inability of these shareholders to repay the loans, there was an effort to shift the burden of repayment to Omolon. These lawsuits were encouraged by the Magadan Administration as the major creditor of these shareholders.

In connection with these lawsuits, certain bank accounts of Omolon containing the ruble equivalent of U.S.$22.1 million were placed under arrest pursuant to an order of a court in the Magadan region of the Russian Federation. On January 8, 2003, the Magadan Court's order arresting these bank accounts was cancelled on appeal. The appellate decision took effect immediately. All accounts and other assets of Omolon previously under arrest are expected to be released by the end of January 2003.

 In an effort to resolve the lawsuits, Omolon, the Russian Ministry of Finance ("MinFin") and the Magadan Administration, on its own behalf and on behalf of the two largest shareholders of Omolon, executed two protocols reflecting the agreements in principle reached during meetings in Moscow in October 2002. The agreements in principle provided that:

o Omolon will purchase up to 45.2% of its outstanding shares currently held by its Russian shareholders for the ruble equivalent of U.S.$45.4 million;

o    each Russian shareholder will withdraw any pending lawsuits asserted by it;

o    the court order arresting the accounts will be lifted;

o the purchase price for the shares to be paid by Omolon to each of the selling shareholders will be sufficient to repay their "gold" loans;

o the Magadan Administration would issue a letter addressed to Omolon confirming that the amounts received by the Russian shareholders of Omolon for their shares would be sufficient to fully repay their debts to the Magadan Administration under the gold loans; and


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o    the deal would be overseen by MinFin and all transactions would be effected through the federally-owned bank, Vnesheconombank.

On December 3, 2002, in accordance with the agreements in principle, Omolon entered into separate binding share purchase agreements with four of its five Russian shareholders (holding, in the aggregate, 44.17% of Omolon's shares). The share purchase agreements provide that Omolon will provide a letter of credit at Vnesheconombank for each tendering shareholder in the amount of the respective purchase price. Payments under the share purchase agreements would be transferred to MinFin in repayment of the gold loans provided to the Magadan Administration by the Russian Government. In order to draw down on the letters of credit, the four shareholders are required to satisfy certain conditions, including the production of written transfer instructions for their shares signed by duly authorized representatives, dismissal of the respective lawsuits against Omolon and the procurement of an amendment to Omolon's mining licence permitting unrestricted ownership by a foreign entity.

In December 2002, Omolon transferred a substantial portion of the purchase price for the shares to Vnesheconombank. However, further transfer of the funds was delayed by Vnesheconombank as a result of its dissatisfaction with the proposed mechanics of transfer of the share purchase payments from the Magadan Administration to MinFin in repayment of the gold loans. Vnesheconombank requested further written assurances from the Magadan Administration with respect to the mechanics of such transfer. These further written assurances require the approval of the Governor of Magadan. The acting Governor apparently is unwilling to sign any documentation relating to these transactions until after the upcoming election. The election is scheduled for February 2, 2003, but it may be some time thereafter before the results are settled and the matter makes it onto the new Governor's agenda. Kinross believes, based on discussions with the Magadan Administration's representatives and MinFin's representatives and the dismissals of the cases referred to above, and in light of other factors referred to above, that the share purchase transactions will close by the end of the first quarter of 2003. There is no adverse impact on Kinross due to the delay in completing the acquisition of the shares of Omolon.


Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A


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Item 8. Senior Officer

Mr. Brian Penny
Vice President, Finance and Chief Financial Officer
Telephone: (416) 365-5662
Facsimile: (416) 365-0805

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 22nd day of January, 2003.

KINROSS GOLD CORPORATION


PER:  (signed) Brian Penny
    -----------------------------------
           Brian Penny




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                                  Press Release

Toronto, Canada - January 22, 2003 - Kinross Gold Corporation (TSX-K; Amex-KGC) ("Kinross") provides the following up-date on the status of the previously announced proposed acquisition of shares by its 54.7%-owned Russian subsidiary, Omolon Gold Mining Company ("Omolon"). In October 2002, Omolon reached agreements in principle with the Russian Ministry of Finance and the Magadan Administration representing itself and a majority of the Russian shareholders of Omolon, to purchase the outstanding shares currently held by all the Russian shareholders for the Ruble equivalent of US$ 45.4 million. On December 3, 2002 share purchase agreements were entered into between Omolon and four of the Russian shareholders of Omolon owning in the aggregate approximately 44.17% of the shares of Omolon. The share purchase agreements were entered into subsequent to the initiation of lawsuits by three Russian shareholders of Omolon. On January 8, 2003 the appellate court in Khabarovsk dismissed an order issued in connection with these lawsuits freezing certain assets of Omolon. In addition, on January 13, 2003, a court in Magadan dismissed with prejudice an action against Omolon brought by the Magadan Administration, on behalf of the Association of Native Peoples, a shareholder of Omolon. On January 20, 2003, the lawsuit initiated against Omolon by the largest Russian shareholder of Omolon was also dismissed with prejudice by a court in Magadan.

In order to finalize the share purchase transactions, certain written assurances need to be obtained from the Magadan Administration. The acting Governor apparently is unwilling to sign any documentation relating to these transactions until after the upcoming election. The election is scheduled for February 2, 2003, but it may be some time thereafter before the results are settled and the matter makes it onto the new Governor's agenda. Kinross believes, based on discussions with the Administration's representatives, that the share purchase transactions will close by the end of the first quarter of 2003.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.



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    For further information: e-mail info@kinross.com or contact:

    Robert M. Buchan                          Gordon A. McCreary
    President and Chief Executive Officer     Vice President, Investor Relations
    Tel. (416) 365-5650                         and Corporate Development
                                              Tel. (416) 365-5132

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                                   SIGNATURES




         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                KINROSS GOLD CORPORATION




                                                Signed:  /s/ Brian Penny
                                                      -------------------------
                                                           Brian Penny


January 22, 2003.